AUDENTES THERAPEUTICS, INC.

600 California Street, 17th Floor

San Francisco, California 94108

July 15, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hayes
Scot Foley
Amy Reischauer
Tabatha McCullom
Joel Parker

Re:	Audentes Therapeutics, Inc. Registration Statement on Form S-1 (File No. 333-208842) originally filed January 4, 2016, as amended

Requested Effective Date and Time:

Requested Date: July 19, 2016

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Audentes Therapeutics, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”).

The Registrant hereby authorizes James Evans or Amanda Rose, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Evans at (206) 389-4559 or in his absence, Ms. Rose at (206) 389-4553.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Sincerely,

AUDENTES THERAPEUTICS, INC.

By:	/s/ Thomas Soloway
Thomas Soloway
Chief Financial Officer

cc:	Matthew Patterson, Chief Executive Officer
Audentes Therapeutics, Inc.

James Evans, Esq.
Amanda Rose, Esq.
Fenwick & West LLP